PSI INTERNATIONAL, INC.

11200 Waples Mill Road, Suite 200

Fairfax, Virginia 22030

www.psiint.com

T: (703) 621-5853

January 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Katherine Wray, Attorney Advisor

Re:	PSI International, Inc. (the “Company”)
Offering Statement on Form 1-A
File No. 024-10740

Ladies and Gentlemen:

The undersigned respectfully requests that the qualification date of the above-referenced Offering Statement be accelerated so that the same will become qualified at 10:00 AM on January 18, 2018, or as soon thereafter as is practicable.

Very truly yours, PSI INTERNATIONAL, INC.

By:	/s/ Richard K. Seol
Name:	Richard K. Seol
Title:	President and Chairman